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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
MAY 2 2 2007
503

SEC FILE NUMBER
~~8-42490~~
42490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2005 (MM/DD/YY) AND ENDING 11/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valores Finamex International, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Wall Street, 29th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Buchanan, President — (212) 809-8250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valores Finamex International, Inc, as of November 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



INNA KRASNIK
Notary Public, State of New York
No. 01KR6091570
Qualified in Kings County
Commission Expires April 28, 201_
Certificate filed with New York County

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALORES FINAMEX INTERNATIONAL, INC.

(a wholly owned subsidiary of
Valores Finamex Corp.)

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2006

VALORES FINAMEX INTERNATIONAL, INC.
(a wholly owned subsidiary of Valores Finamex Corp.)

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Valores Finamex International, Inc.

We have audited the accompanying statement of financial condition of Valores Finamex International, Inc. (the "Company"), a wholly owned subsidiary of Valores Finamex Corp., as of November 30, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Valores Finamex International, Inc. as of November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
January 4, 2007

VALORES FINAMEX INTERNATIONAL, INC.
(a wholly owned subsidiary of Valores Finamex Corp.)

Statement of Financial Condition
November 30, 2006

ASSETS	
Cash and cash equivalents	$ 18,500
Receivable from brokers and dealers	1,055,800
Securities owned:	
Corporate equity, at fair value	15,000
Other assets	3,800
Due from related parties	75,700
Total assets	$ 1,168,800
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 37,000
Stockholder's equity:	
Capital stock ($1.00 par value; 100 shares authorized, issued and outstanding)	100
Additional paid-in capital	762,400
Retained earnings	369,300
Total stockholder's equity	1,131,800
Total liabilities and stockholder's equity	$ 1,168,800

See notes to statement of financial condition

VALORES FINAMEX INTERNATIONAL, INC.
(a wholly owned subsidiary of Valores Finamex Corp.)

Notes to Statement of Financial Condition
November 30, 2006

NOTE A - ORGANIZATION

Valores Finamex International, Inc. (the "Company") is a broker-dealer specializing in Mexican securities and accepts customer orders but clears the orders through other broker-dealers on a fully disclosed basis. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Valores Finamex Corp. (the "Parent"). The Parent is a wholly owned subsidiary of Finamex Casa de Bolsa, S.A. de C.V. Grupo Financiero Finamex ("FSA"), a broker-dealer incorporated in the United Mexican States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, but not yet purchased are stated at market value or at management's estimate of fair value.

[2] Cash equivalents:

The Company defines cash equivalents as highly liquid investments with maturities of three months or less when purchased, other than those held for sale in the ordinary course of business.

[3] Income taxes:

The Company's results from operations will be included in the Parent's federal, state and local tax returns, which are filed on a consolidated basis. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company on a pro rata basis. Due from related parties includes $4,000, representing the tax expense allocated to the Company for the year ended November 30, 2006.

[4] Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

[5] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the Company's financial statements.

VALORES FINAMEX INTERNATIONAL, INC.
(a wholly owned subsidiary of Valores Finamex Corp.)

Notes to Statement of Financial Condition
November 30, 2006

NOTE C - RECEIVABLE FROM BROKERS AND DEALERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by two brokers (Bear Stearns & Co. Inc. and FSA) pursuant to clearance agreements.

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If such agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

NOTE D - RELATED PARTY TRANSACTIONS

The Company executes all Mexican securities transactions through FSA. Under a revenue-sharing agreement, FSA receives 50% of all commission revenue earned on these securities transactions. As of June 30, 2003, FSA stopped charging the Company commissions and clearing fees due to the diminished nature of the Company's trading activity.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At November 30, 2006, the Company had net capital of $1,037,300, which exceeded its requirement by $787,300. The Company's ratio of aggregate indebtedness to net capital was .04 to 1 at November 30, 2006.

Pursuant to cash reserve requirements of the SEC's Rule 15c3-3, the Company may be required to deposit funds in a reserve account for customers. At November 30, 2006, there was no cash reserve required under this rule.

NOTE F - DEFINED CONTRIBUTION PLAN

The Company maintains a deferred compensation plan under Section 401(k) of the Internal Revenue Code, pursuant to which each employee is eligible for plan participation upon reaching age 21 and completing 6 months of service. A participant may elect to defer between 1% and 15% of his or her compensation. The Company provides a matching contribution equal to 50% of the participant's elective deferral amount. Each participant is immediately 100% vested in employer contributions made to his or her account.

END